

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Anthony Mifsud
Executive Vice President and Chief Financial Officer
COPT Defense Properties
6711 Columbia Gateway Drive, Suite 300
Columbia, Maryland 21046

      Re: COPT Defense Properties
          Form 10-K for the fiscal year ended December 31, 2023
          Filed February 22, 2024
          File No. 001-14023

Dear Anthony Mifsud:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction